                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                           TELE-COMMUNICATIONS, INC.
                               (Name of Issuer)

(1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share.
(2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share.
(3) Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share.
(4) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share.
(5) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share.
(6) Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00, per share.
(7) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share.
--------------------------------------------------------------------------------
                        (Title of Classes of Securities)

(1)  Series A TCI Group Common Stock:         87924V101
(2)  Series A Liberty Group Common Stock:     87924V507
(3)  Series A Ventures Group Common Stock:    87924V887
(4)  Series B TCI Group Common Stock:         87924V200
(5)  Series B Liberty Group Common Stock:     87924V606
(6)  Series B Ventures Group Common Stock:    87924V879
(7)  Class B Preferred Stock:                 87924V309
--------------------------------------------------------------------------------
                                (CUSIP Numbers)

                               Dr. John C. Malone
                         c/o Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                JANUARY 5, 1998
                                ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box: [   ].**

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________
**  See discussion in Item 1 relating to prior Schedule 13G filing.

                          Exhibit Index is on Page 8

Cusip No. for Series A TCI Group Common Stock-- 87924V101 Cusip No. for Series A Liberty Group Common Stock -- 87924V507 Cusip No. for Series A Ventures Group Common Stock-- 87924V887 Cusip No. for Series B TCI Group Common Stock-- 87924V200 Cusip No. for Series B Liberty Group Common Stock -- 87924V606 Cusip No. for Series B Ventures Group Common Stock-- 87924V879 Cusip No. for Class B Preferred Stock -- 87924V309

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1
      Dr. John C. Malone

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    U.S.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    1,400,146  Shares of Series A TCI Group/1,2/
                          54,202,530 Shares of Series B TCI Group/3,5/
                          758,538 Shares of Series A Liberty Group/3,4/
                          8,627,395 Shares of Series B Liberty Group/3,6/
                          600,000 Shares of Series A Ventures Group/7/
     NUMBER OF            13,277,927 Shares of Series B Ventures Group/3,8/
                          273,600  Shares of Class B Preferred/3/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    1,512,671 Shares of Series A TCI Group/2/
    REPORTING             52,517,755 Shares of Series B TCI Group/3,5/
                          819,567 Shares of Series A Liberty Group/3,4/
      PERSON              8,627,395 Shares of Series B Liberty Group/3,6/
                          649,895 Shares of Series A Ventures Group/7/
       WITH               12,417,247 Shares of Series B Ventures Group/3,8/
                          273,600 Shares of Class B Preferred/3/
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10    0 Shares

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,512,671  Shares of Series A TCI Group/2/
      54,202,530  Shares of Series B TCI Group/3,5/
      819,567  Shares of Series A Liberty Group/3,4/
      8,627,395  Shares of Series B Liberty Group/3,6/
      649,895  Shares of Series A Ventures Group/7/
      13,277,927  Shares of Series B Ventures Group/3,8/
      273,600  Shares of Class B Preferred/3/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)/9/
13    Series A TCI Group        less than 1%
      Series B TCI Group        77.7%
      Series A Liberty Group    less than 1%
      Series B Liberty Group    40.8%
      Series A Ventures Group   less than 1%
      Series B Ventures Group   75.2%
      Class B Preferred         16.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

_____________________________
/1/   Excludes shares held by the trustee of the Issuer's Employee Stock
Purchase Plan, which are voted by the trustee.

/2/   Includes 1,400,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 980,000 shares are currently exerciseable, but does not include shares of Series A TCI Group Stock issuable upon conversion of shares of Series B TCI Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)

/3/   Includes, as applicable, 784,892 shares of Series B TCI Group Stock, 8,484 shares of Series A Liberty Group Stock, 293,250 shares of Series B Liberty Group Stock, 396,620 shares of Series B Ventures Group Stock, and 6,900 shares of Class B Preferred Stock beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. (See Item 5 of the Statement)

/4/   Includes 750,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 525,000 shares are currently exerciseable. These shares do not include shares of Series A Liberty Group Stock issuable upon conversion of shares of Series B Liberty Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)

/5/ Includes 30,545,864 shares of Series B TCI Group Stock that Dr. Malone has the right to acquire at any time prior to June 30, 1999 (see Item 4 hereof), and 11,500,000 shares and 2,795,000 shares, respectively, of Series B TCI Group Stock pledged as security for two loans. Also includes 1,684,775 shares of Series B TCI Group Stock on which Dr. Malone has been granted the voting rights; however, Dr. Malone has no right to dispose of such shares (which are excluded in (9) above). (See Item 6 of the Statement)

/6/   Includes 3,084,358 shares and 500,000 shares, respectively, of Series B
Liberty Group Stock pledged as security for two loans. (See Item 6 of the Statement)

/7/   Includes 600,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 420,000 shares are currently exerciseable, but does not include shares of Series A Ventures Group Stock issuable upon conversion of shares of Series B Ventures Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)

/8/   Includes 860,680 shares of Series B Ventures Group Stock on which Dr.
Malone has been granted voting rights; however, Dr. Malone has no right to dispose of such shares (which are excluded in (9) above). (See Item 6 of the Statement) Also, includes 1,400,000 shares Dr. Malone would acquire upon the exercise of stock options granted of which none are currently exerciseable. (See
Item 5 hereof)

/9/   Each share of Series B TCI Group Stock, Series B Liberty Group Stock and
Series B Ventures Group Stock is entitled to 10 votes per share and each share of Series A TCI Group Stock, Series A Liberty Group Stock and Series A Ventures Group Stock is entitled to one vote per share. In addition, holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Stock, Series B TCI Group Stock, Series A Liberty Group Stock, Series B Liberty Group Stock, Series A Ventures Group Stock, Series B Ventures Group Stock, and certain classes/series of Issuer preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 38.8% of the voting power with respect to a general election of directors of the Issuer.

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 7)

                                 Statement of

                              DR. JOHN C. MALONE

                       Pursuant to Section 13(d) of the
                       Securities Exchange Act of 1934

                                in respect of

                          TELE-COMMUNICATIONS, INC.
                         (Commission File No. 0-20421)


ITEM 1.   Security and the Issuer
          -----------------------

          Dr. John C. Malone hereby amends and supplements his Statement on
Schedule 13D, as amended to the date hereof (the "Statement"), with respect to the following shares of stock of Tele-Communications, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Dr. John C. Malone:

     (1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Stock");

     (2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Group Stock");

     (3) Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share (the "Series A Ventures Group Stock");

     (4) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share (the "Series B TCI Group Stock");

     (5) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share (the "Series B Liberty Group Stock");

     (6) Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share (the "Series B Ventures Group Stock"); and

     (7) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Class B Preferred Stock").

The Issuer's executive offices are located at 5619 DTC Parkway, Englewood, Colorado 80111. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 4.   Purpose of Transaction
          ----------------------

          Item 4 of the Statement is hereby amended and supplemented by adding the following:

          On January 5, 1998, the Issuer, Dr. Malone and certain other parties entered into an agreement to settle matters concerning the administration of the Estate of Bob Magness, the late founder of the Issuer (the "Settlement"). In connection with the Settlement, Dr. Malone has agreed to enter into certain agreements providing for the following: (a) a reduction in the option granted by the Issuer to Dr. Malone on June 16, 1997, to acquire 30,545,864 shares of Series B TCI Group Stock to an option to acquire 14,511,570 shares of Series B TCI Group Stock of which the Magness family will have the right to participate in such reduced option on a proportionate basis; (b) a grant by Dr. Malone to the Issuer of a right to acquire Dr. Malone's shares of Series B TCI Group Stock, Series B Liberty Group Stock and Series B Ventures Group Stock owned by him upon his death or a contemplated sale of such shares to third parties; and (c) an agreement by Dr. Malone and the family of the late Bob Magness to consult with each other on all matters to be brought to a vote of the Issuer's stockholders, provided that, if a mutual agreement on how to vote can not be reached, Dr. Malone will have an irrevocable proxy to vote the shares owned by the family of the late Bob Magness. The closing for the foregoing matters is expected to occur on or about February 9, 1998.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5(a) of the Statement is hereby amended and supplemented by adding the following:

          Dr. Malone beneficially owns (without giving effect to the conversion of Series B TCI Group Stock for Series A TCI Group Stock, of Series B Liberty Group Stock for Series A Liberty Group Stock, or of Series B Ventures Group Stock for Series A Ventures Group Stock): (a) 1,512,671 shares of Series A TCI Group Stock, which includes interests in shares held by the trustee of the Issuer's Employee Stock Purchase Plan, and options for 1,400,000 shares of which options for 980,000 shares are currently exerciseable and represents less than 1% of the outstanding shares of Series A TCI Group Stock; (b) 54,202,530 shares of Series B TCI Group Stock, which includes Dr. Malone's right to acquire from the Issuer 30,545,864 shares (see Item 4 above) and his right to direct the voting of 1,684,775 shares owned by the Trusts (see Item 6) and represents 77.7% of the outstanding shares of Series B TCI Group Stock; (c) 819,567 shares of Series A Liberty Group Stock, which includes interests in shares held by the trustee of the Issuer's Employee Stock Purchase Plan, and options for 750,000 shares of which options for 525,000 shares are currently exerciseable and represents less than 1% of the outstanding shares of Series A Liberty Group Stock; (d) 8,627,395 shares of Series B Liberty Group Stock, which represents 40.8% of the outstanding shares of Series B Liberty Group Stock; (e) 649,895 shares of Series A Ventures Group Stock, which includes interests in shares held by the trustee of the Issuer's Employee Stock Purchase Plan and options for 600,000 shares of which options for 420,000 shares are currently exerciseable and represents less than 1% of the outstanding shares of Series A Ventures Group Stock; and (f) 13,277,927 shares of Series B Ventures Group Stock, which includes his right to direct the voting of 860,680 shares owned by the Trusts (see Item 6) and options for 1,400,000 shares of which none are currently exerciseable and represents 75.2% of the outstanding shares of Series B Ventures Group Stock. In addition, when all series and classes of stock beneficially owned by Dr. Malone are aggregated, Dr. Malone may be deemed to beneficially own voting equity securities representing approximately 38.8% of the voting power with respect to a general election of directors of the Issuers. The foregoing percentages are based on the outstanding share numbers of the Issuer on October 31, 1997, as disclosed in the Issuer's Form 10-Q for the quarterly period ended September 30, 1997, with adjustments for the shares of Series A TCI Group Stock and shares of Series B TCI Group Stock issued in the settlement described in
Item 5(c) below.

          All other information in Item 5(a) remains correct.

          Item 5(c) of the Statement is hereby amended and supplemented by adding the following:

          Pursuant to the terms of a settlement reached in the action In re Liberty Media Shareholders Litigation (Civil Action No. 13168), on January 6, 1998, the Issuer issued, on a pro rata basis, an aggregate of 1,176,338 shares of Series A TCI Group Stock to record holders of Liberty Media Corporation Class A Common Stock at the close of business on August 4, 1994 and, on a pro rata basis, an aggregate of 668,202 shares of Series B TCI Group Stock to record holders of Liberty Media Corporation Class B Common Stock at the close of business on August 4, 1994. The record holders of Liberty Media Corporation on August 4, 1994, included Dr. Malone and his spouse, respectively. As a result, on January 6, 1998, Dr. Malone and his spouse received 397,219 shares and 8,512 shares, respectively, of Series B TCI Group Stock.

          On December 16, 1997, the Issuer granted to Dr. Malone an option to purchase 1,400,000 shares of Series B Ventures Group Stock. The option is subject to the following vesting schedule: 20% on each anniversary of the grant date with the option fully vested on December 16, 2002.

ITEM 7.   Material to be filed as Exhibits
          --------------------------------

          7(K)  Press Release dated January 5, 1998, of the Issuer

          7(L) Press Release dated January 5, 1998, by the parties to the Settlement

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 to the Statement is true, complete and correct.


January 9, 1998                    /s/  Dr. John C. Malone
                                   -----------------------
                                   Dr. John C. Malone

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT
-------
NUMBER                         EXHIBIT                                   PAGE
------                         -------                                   ----
7(K)       Press Release dated January 5, 1998, of the Issuer              9

7(L)       Press Release dated January 5, 1998, by the parties to the     11
           Settlement